Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The People’s United Bank Human Resource Committee of the Board of Directors

Chittenden Corporation Incentive Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (no. 333-140865) on Form S-8 of People’s United Financial, Inc. of our report dated June 27, 2008 with respect to the statement of net assets available for benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of December 31, 2007, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2008 annual report on Form 11-K of the Chittenden Corporation Incentive Savings and Profit Sharing Plan.

/s/ McSoley McCoy & Co.

South Burlington, Vermont

June 26, 2009

VT Reg. No. 92-349